Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Nine‑Month and Three‑Month Periods Ended September 30, 2019

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter together – “the Group”), as at September 30, 2019 and for the nine-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The nine‑month period ended September 30, 2019 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2018, which were attached to the Company’s Periodic Report for 2018 which was published on March 28, 2019 (Reference No.: 2019-01-026541), (hereinafter – “the Consolidated Financial Statements” and “the Periodic Report for 2018”, respectively). The information included in the Periodic Report and the Consolidated Financial Statements is included herein by reference.

It is noted that, as at September 30, 2019, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements as at September 30, 2019 (hereinafter – “the Interim Statements”) and Update of the Description of the Company’s Business as at September 30, 2019, and on the assumption that this report is read together with all sections of the said reports, which are included herein by means of reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Reporting Regulations.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report, Kenon Holdings Inc. (hereinafter – “Kenon”) is the Company’s controlling shareholder for the purposes of the Securities Law. Kenon is a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

The Company is engaged, by itself and through several subsidiaries, in the generation and supply of electricity, including, initiation, development, construction and operation of power plants, and generation and supply of electricity to private customers and Israel Electric Company (hereinafter – “IEC”).

Brief description of the Group, its business environment, its areas of activity development of its business

The Company operates in a single reportable segment – generation and supply of electricity. In the framework of this area of activities, the Company is engaged in initiation, development, construction and operation of power plants and facilities for generation of electricity, and supply thereof to consumers. The Company’s electricity generation and supply activities concentrate on generation of electricity using conventional and cogeneration technologies. The Company owns two power plants: the Rotem Power Plant, is owned by OPC Rotem Ltd. (“Rotem”) (ownership of 80%) and an additional shareholder (ownership of 20%)1, which utilizes conventional generation technology and has an installed capacity of about 466 megawatts, as is shown in Rotem’s generation license; and the Hadera Power Plant, which is wholly owned by OPC Hadera Ltd. (“Hadera”), which is currently in the test‑run stages and is planned to operate using cogeneration technology, with an installed capacity of about 148.5 megawatts, as is shown in Hadera’s conditional license. Hadera also owns the Energy Center, which has an installed capacity of about 17.9 megawatts and which up to the date of the commercial operation date of the Hadera Power Plant supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”) (the balance of the electricity needs of Hadera Paper is supplied by Rotem).

[1]
20% of the share capital of Rotem is held by Veridis Power Plants Ltd. For details regarding contacts regarding a transaction with respect to the holdings of Veridis in Rotem, including an update provided by the Company in September 2019 – see Section 2 of the Description of the Company’s Business as at September 30, 2019.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

As at September 30, 2019, the investment in the power plant being constructed by Hadera (“the Hadera Power Plant”), the Energy Center and Hadera’s infrastructures, amounted to about NIS 853 million. As at the date of the report, construction of the Hadera Power Plant has been completed and it is currently in the test‑run stage, which is expected to continue during the fourth quarter of 2019 and up to the end of January 2020 – this taking into account the delays that occurred due to defective components discovered  and the actions required in order to complete the test‑run stage1. In light of that stated, the Company estimates that the commercial operation date of the Hadera Power Plant is expected to take place during the first quarter of 20202. In July 2019, the Minister of National Infrastructures, Energy and Water (hereinafter – “the Minister of Energy”) approved, further to the decision of the Electricity Authority in June 2019, postponement of the milestone date for the commercial operation stated in Hadera’s conditional license to March 2020, in accordance with the Cogeneration Regulations3, and it was agreed with the lenders in the Hadera Loan Agreement (as this term is defined in the Periodic Report) to extend the final commercial operation date provided in the Hadera Loan Agreement up to the end of March 2020. As at the date of this Report, the Company estimates that most of the costs deriving from the said delay, including lost profits, are expected to be covered by Hadera’s insurance policy. In addition, Hadera is entitled to compensation from the construction contractor pursuant to the construction agreement in respect of delay of the delivery (operation) date. Considering that stated, in the Company’s estimation the said delay is not expected to trigger a variance from the Company’s estimate with reference to the construction cost of the Hadera Power Plant4 5. For additional details – see Note 5L to the interim financial statements.

[2]
See Sections 3, 8.2.4, 8.5.1.2, 8.14, 8.18 and 19.3.10 of Part A of the Periodic Report for 2018 for details regarding delays that occurred during the construction period of the Hadera Power Plant, and that stated in Section 4 of the Company’s report for the second quarter of 2019 as published on August 14, 2019 (Reference No.: 2019‑01‑069849). Based on the information provided by the construction contractor, as at the date of the report the source of the defect had been found, the defective components were replaced and the required treatments and actions are being carried out.

3 For details regarding the arrangements provided in the agreements of Hadera with its customers in connection with delays in the operation date as provided in the said agreements, including provision of a discount by the Company during the delay period – see Section 8.1.5.2 of Part A to the Periodic Report for 2018.
4 The Cogeneration Regulations in the Electricity Sector (Cogeneration), 2004. Postponement of the commercial operation date in the conditional license was approved, as stated, without foreclosure of the guarantee. For details – see that stated in Section 8.2.4 of Part A to the Periodic Report for 2018.
[5]	See the sections referred to in footnote 2 above of the Periodic Report for 2018.
[6]
It is hereby emphasized that that stated above, including regarding the Company’s estimates with respect to the updated expected date of commercial operation of the Hadera Power Plant, coverage of the costs deriving from the delay in the commercial operation of the Hadera Power Plant (including lost profits) and receipt of compensation and/or regarding the estimate that no significant variance is expected compared to the Company’s estimate regarding the construction cost of the power plant, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of this report, and regarding which there is no certainty of its actual realization. As a practical matter, the date of commercial operation of the Hadera Power Plant could be delayed even beyond the first quarter of 2020 and the actual construction cost might be higher than the estimate – this being as a result of, among other things, delays in completion of the test‑run work and the operation of the power plant and/or due to additional breakdowns and technical failures and/or owing to occurrence of any of the risk factors involved with the construction of the power plant or in the Company’s activities. In addition, if compensation is not received for the full amount of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact of the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 19.3 of Part A of the Periodic Report for 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

In April 2017, the Company signed a set of agreements for acquisition of 95% of the issued and paid‑up share capital of Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power station running on natural gas using conventional technology in an open cycle (“the Pikrit Station”) having a capacity of about 396 megawatts located proximate to the Plugot intersection. In January 2019, the Company signed an agreement with the private shareholders of Zomet, for which 5% of the shares are held (“the Sellers”)1, whereby the Sellers will sell their shares in Zomet to the Company, in increments, on a number of dates and subject to fulfillment of milestones provided in the sale agreement.

Further to that stated in Section 2.3.1 of the Periodic Report for 2018, in January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement.

For details in connection with the said economy‑wide arrangement – see Section 7.8.4 of the Periodic Report for 2018. In April 2019, the sale of the shares of “the Idan Ofer Group” (as defined in the Business Concentration Outline) in Reshet Media Ltd. was completed, which was provided as a condition in the Business Concentration Outline, and as stated below a conditional license was issued to Zomet for construction of the power plant.

In April 2019, the conditional license for construction of the power plant for a period of 66 months was delivered to Zomet, this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of Energy and after Zomet deposited a guarantee as required. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister of Energy), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type.

The Zomet Project, which Zomet is advancing in the framework of Regulation 914, is subject to fulfillment of various conditions, including assurance of the ability to output electricity from the project site and maintaining a position in the network on the date required for execution of the project (hereinafter – “a Connection Study”), receipt of building permits for the project and completion of the land issuance processes (see Sections 11 and 12 to the Update of the Description of the Company’s Business as at September 30, 2019) and completion of a financial closing by the date required for purposes of Regulation 914, namely, up to January 1, 2020 (see Sections 2.3.1 and 8.2.1 of the Periodic Report for 2018).

[7]	The shares of the Sellers in Zomet are held for them by a trustee.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

In September 2019, Zomet received the results of a connection study performed by the System Administrator. The connection study includes a limitation on output of the power station’s full capacity to the network beyond a limited number of hours per year, up to completion of system projects, the completion of which is expected to take place at the end of 2023. In the Company’s estimate, the connection study received, as stated, despite the limitation provided therein, permits compliance with the condition with respect to the connection study and execution of a financial closing for purposes of Regulation 914. Nonetheless, a decision regarding the significance of the study, including for purposes of compliance with the condition of Regulation 914, is to be made by the Electricity Authority, and as at the date of the report such decision had not yet been received. Regarding the option agreement for lease of land and approval of an addition to the amount of the investment required in order to advance the Zomet project to a point that will enable a financial closing – see Sections 11 and 12 to the Update of the Description of the Company’s Business as at September 30, 2019.

In addition, for further details – see Note 5A to the interim financial statements.

As at the date of this report, in the Company’s estimation it is expected that the Company will comply with the conditions required for completion of the financial closing of the Zomet project, including compliance with the connection study and receipt of the building permits for the Zomet project by January 1, 2020 in order to comply with the conditions of Regulation 914. Nonetheless, since some of the conditions for completion of a financial closing for the project, which have not yet been fulfilled, are dependent on factors that are not under the Company’s control, uncertainty exists as to whether the Zomet project will ultimately be completed. For additional details – see Section 2.3.1 to Part A (Description of the Company’s Business) in the Periodic Report for 2018, Sections 1 and 11 to the Update of the Description of the Company’s Business as at September 30, 2019, Note 24A.6 to the Consolidated Financial Statements and Note 5A to the interim financial statements.

That stated in this report regarding the Company’s estimate that it is expected that it will comply with the conditions required for completion of the Zomet project, including, the financial closing for purposes of Regulation 914, and the Company’s estimate that the connection study received will permit compliance with the conditions required for purposes of a financial closing, as stated above, includes “forward‑looking” information as defined in the Securities Law, which is based on the Company’s estimates as at the date of the report, taking into account, among other things, the contacts being carried on with the relevant parties, and regarding which there is no certainty it will be realized. Ultimately, the Company’s estimates may not be realized, due to, among other things, non‑receipt of building permits, non‑completion of issuance of the land, a determination by the Electricity Authority that the connection study does not comply with the conditions for purposes of Regulation 914, non‑compliance with any of the other conditions required for a financial closing for purposes of Regulation 914, full utilization of the quota provided by Regulation 914 by other parties or non‑completion of a financial closing by the date required for purposes of Regulation 914. Non‑completion of the Zomet project, as stated, could have an unfavorable impact on the Company’s activities and results.

In June 2019, a wholly‑owned (100%) special purpose company (SPC) of the Company, OPC Alon Tabur Ltd., submitted a purchase bid as part of the tender for sale of the Alon Tabur Power Plant, which was published by Israel Electric Company (hereinafter – “the Tender”). In July 2019, the Company was informed that it was declared “Second Qualifier” pursuant to the Tender documents. For additional details – see Section 8 to the Update of the Description of the Company’s Business as at September 30, 2019 and Note 5P to the interim financial statements. For details regarding the reform in the electricity sector and the outline for selling the generation sites of Israel Electric Company (IEC) – see Sections 7.8.3 and 7.8.4 to Part A (Description of the Company’s Business) in the Periodic Report for 2018.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Further to a binding memorandum of understanding was signed for sale of the holdings of OPC Solar in Greenday (through which the Company operated with respect to initiation of projects in the area of generation of electricity using photovoltaic technology), from March 2019 as stated in Section 2.3.2 to the Periodic Report for 2018. In May 2019 the transaction was completed in accordance with the memorandum of understanding – this being, among other things, after receipt of approval of Supervisor of Economic Competition. On the completion date of the transaction, OPC Solar received part of the consideration, in the amount of NIS 1.5 million, and in June 2019 it received an additional part of the consideration, in the total amount of NIS 1.25 million. As stated in the Periodic Report for 2018, subject to fulfillment of conditions provided in the memorandum of understanding, OPC Solar may be entitled to additional consideration in respect of success, as defined in the memorandum of understanding. For details regarding the gain expected from the transaction – see Note 5F to the interim financial statements1. Upon completion of the transaction, the Company’s activities in the area of electricity generation activities using photovoltaic technology were sold. For additional details – see Section 3 to the Update regarding Description of the Company’s Business as at September 30, 2019.

In June 2019, the Company issued 5,179,147 of the Company’s ordinary shares of NIS 0.01 par value each (hereinafter – “the Allotted Shares”) to three institutional entities. The price of the Allotted Shares for each of the offerees was NIS 23.17 per share (the share price on the Stock Exchange at the end of the trading day preceding the issuance). The proceeds received from the issuance (gross) amounted to about NIS 120 million. For additional details – see Note 5N to the interim financial statements.

In September 2019, the Company issued an additional 5,849,093 of the Company’s ordinary shares of NIS 0.01 par value each (hereinafter – “the Additional Allotted Shares”) to four institutional entities. The price of the Additional Allotted Shares for each of the offerees was NIS 26.5 per share (the share price was determined by means of negotiations between the Company and the offerees). The proceeds received from the issuance (gross) amounted to about NIS 155 million. For additional details – see Note 5N to the interim financial statements.

In July 2019, the Company received the arbitration decision, which rejected all of the contentions of Tamar Group against Rotem. The arbitration tribunal agreed with Rotem’s position and in accordance with its determination the Tamar Group paid Rotem expenses in connection with the above‑mentioned and arbitration and Rotem received the amount it deposited in trust in respect of the dispute that is the subject of the above‑mentioned arbitration. For details – see Note 5Q to the interim financial statements.

For details regarding a proposed decision for hearing – Variances from Consumption Plans – Amendment to Standards 1, 57, 58, 59 and 91, published by the Electricity Authority on August 7, 2019 – see Section of the Description of the Company’s Business as at September 30, 2019.

For details regarding commercial agreements the Company reached with a number of electricity consumers (hereinafter in the this paragraph – “the Customers”), who submitted offers in the aggregate amount of 65 megawatts in a tender of the Electricity Authority for construction of small power plants generating electricity through natural gas and that are connected to the distribution network – see Section 5 to the Update of the Description of the Company’s Business as at September 30, 2019.

In addition, the Company is advancing projects in the preliminary development stages. For details – see Section 8.2.6 of Part A (Description of the Company’s Business) in the Periodic Report for 2018.

[8]
It is emphasized that the total maximum consideration expected for the Company from the transaction described and the expected profit from the said transaction constitute “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will actually be realized, and that stated depends on, among other things, factors not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2019 (in thousands of NIS)

Category	9/30/2019	12/31/2018	Analysis

Current Assets

Cash and cash equivalents	625,448	329,950
Most of the increase stems from an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 412 million, the net proceeds from issuance of the Company’s shares, in the amount of about NIS 272 million, and release of restricted cash as part of the decision in the Tamar arbitration, in the amount of about NIS 81 million (including interest).

This increase was partly offset by short‑term deposits made, in the amount of about NIS 144 million, deposits in long‑term restricted cash, net, in the amount of about NIS 67 million (mainly in respect of the debt service fund and the “owners’ guarantee reserve” in Rotem and provision of collateral for index transactions), current debt payments in Rotem, in the amount of about NIS 90 million, dividend payments, in the amount of about NIS 54 million, additional investments in construction of the Hadera power plant, in the amount of about NIS 44 million, investments in property, plant and equipment in Rotem, in the amount of about NIS 30 million, repayment of debentures (Series A) (including interest), in the amount of about NIS 14 million, investments in the Zomet project, in the amount of about NIS 15 million, and payments in respect of CPI transactions, in the amount of about NIS 6 million).

For further information – see the Company’s condensed consolidated statements of cash flows for the nine‑month period ended September 30, 2019 included in the Interim Reports.

Short-term deposits and restricted cash	248,998	186,954
Most of the increase stems from short‑term deposits made, in the amount of about NIS 144 million. This increase was partly offset by release of a restricted deposit as part of the decision in the Tamar arbitration, in the amount of about NIS 77 million, and a decrease resulting from exchange rate differences relating to dollar deposits, in the amount of about NIS 6 million.

Trade receivables and accrued income	119,316	132,273
Most of the decline stems from the seasonal factor with respect to the sales, in the amount of about NIS 22 million. This decline was partly offset by an increase in the balances due from Israel Electric Company, in the amount of about NIS 9 million.

Receivables and debit balances	58,112	38,522
Most of the increase stems from a balance due from the Hadera construction contractor, in the amount of about NIS 35 million, and from a balance receivable from Israel Natural Gas Lines Ltd., in the amount of about NIS 2 million. This increase was partly offset by a decline in the balance of Value Added Tax (VAT) receivable, in the amount of about NIS 18 million.

Short-term derivative financial instruments	–	2,721	As at December 31, 2018, includes mainly forward transactions that were paid during the period of the report.

Total current assets	1,051,874	690,420

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2019 (in thousands of NIS) (Cont.)

Category	9/30/2019	12/31/2018	Analysis

Non-Current Assets

Long-term deposits and restricted cash	248,963	181,739
Most of the increase stems from a deposit in a debt service fund in accordance with the financing agreement for Rotem, in the amount of about NIS 28 million, an additional deposit in “owners’ guarantee reserve” in Rotem, in the amount of about NIS 14 million, provision of collaterals in respect of hedging transactions, in the amount of about NIS 14 million, a deposit in a debt service fund for the debentures (Series A), in the amount of about NIS 8 million, and a deposit in restricted cash relating to a guarantee provided in favor of the generation license in Zomet, in the amount of about NIS 5 million.

Long-term loans and prepaid expenses	90,025	88,351
The increase stems from investments in infrastructures in Hadera, in the amount of NIS 5 million, which are classified as “long‑term prepaid expenses”.

This increase was offset by current amortization of long‑term prepaid expenses of Rotem, in the amount of NIS 3 million.

Deferred tax assets, net	4,116	2,369	The increase stems from timing differences relating to amortization of the Energy Center and revaluation of a financial derivative in Hadera.

Long-term derivative financial instruments	8,683	–	This category represents the fair value of a financial hedging instrument. For additional details – see Note 5O to the interim financial statements.

Property, plant and equipment	2,388,593	2,422,960
Most of the decrease stems from depreciation on the property, plant and equipment in Rotem and Hadera (the Energy Center), in the aggregate amount of about NIS 81 million, and use of diesel oil in Rotem, in the amount of about NIS 3 million, pursuant to the instruction of the System Administrator.

The decrease was partly offset by an investment in construction of the Hadera Power Plant, in the amount of NIS 29 million, an investment in the Zomet project, in the amount of about NIS 15 million and additions to the property, plant and equipment in Rotem, in the amount of about NIS 5 million.

Usage right asset	18,595	–	The increase derives from the first‑time application of IFRS 16, commencing from January 1, 2019. For additional details – see Note 3B to the interim financial statements.

Intangible assets	4,430	4,894

Total non-current assets	2,763,405	2,700,313

Total assets	3,815,279	3,390,733

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2019 (in thousands of NIS) (Cont.)

Category	9/30/2019	12/31/2018	Analysis

Current Liabilities

Current maturities of loans from banks and others	139,182	86,576
Most of the increase stems from update of the current maturities of loans and debentures in accordance with the repayment schedule, in the amount of about NIS 102 million.

The increase was partly offset by repayment of the senior debt in Rotem, in the amount of about NIS 43 million, and repayment of debentures (Series A) of the Company, in the amount of about NIS 7 million.

Trade payables	214,052	177,268
Most of the increase derives from an increase in the balance of suppliers with respect to acquisition of fuels, in the amount of about NIS 53 million, mostly due to the payment date being subsequent to the date of the report.

The increase was partly offset by a decline in the balance of suppliers relating to the construction in Hadera, in the amount of about NIS 10 million, and the balance due to Israel Electric Company, in the amount of about NIS 6 million.

Dividend payable	30,000	–
The amount represents the share of the holders of the non‑controlling interests in the dividend declared by Rotem in September 2019 and paid in October 2019. For additional details – see Note 5I to the interim financial statements.

Payables and other credit balances	52,144	24,049
Most of the increase derives from an increase in the amount payable to the Value Added Tax (VAT) Authority, in the amount of about NIS 14 million, an increase in accrued expenses, in the amount of about NIS 5 million, the balance payable relating to acquisition of shares of Zomet, in the amount of about NIS 5 million, and the balance of the interest payable, in the amount of about NIS 4 million.

Derivative financial instruments	22,845	–	This category represents the fair value of a financial hedging instrument. For additional details – see Note 5P to the interim financial statements.

Current maturities of long‑term liabilities in respect of a lease	2,389	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019. For additional details – see Note 3B to the interim financial statements.

Current taxes payable	–	3,669	The decrease is attributable to payment of the liabilities for taxes on income in Hadera.

Total current liabilities	460,612	291,562

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2019 (in thousands of NIS) (Cont.)

Category	9/30/2019	12/31/2018	Analysis

Non-Current Liabilities

Long-term loans from banks and others	1,770,601	1,829,287
Most of the decrease stems from update of the current maturities of the loans, in the amount of about NIS 87 million.

On the other hand, there was an increase in interest and linkage differences in respect of balances of the senior debt of Hadera, in the amount of about NIS 23 million, which were accrued to the principal, and linkage differences of the senior debt of Rotem, in the amount of about NIS 6 million.

Debentures	267,593	282,883	The decrease stems from update of the current maturities of the debentures (Series A), in the amount of about NIS 15 million.

Long-term lease liabilities	16,237	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019. For additional details – see Note 3B to the interim financial statements.

Employee benefits	177	177

Liabilities for deferred taxes, net	268,450	228,540	The increase stems from update of the deferred taxes as a result of the income for the period.

Total non-current liabilities	2,323,058	2,340,887

Total liabilities	2,783,670	2,632,449

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2019 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2019 (in thousands of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2019	9/30/2018	Analysis

Sales	1,017,919	992,677	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (net of depreciation and amortization)	697,566	669,335	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	82,047	81,738

Gross profit	238,306	241,604

Administrative and general expenses	44,134	37,264
Most of the increase derives from an increase in business development expenses, in the amount of about NIS 3 million, an increase in the costs of salaries and wages, in the amount of about NIS 3 million, and an increase in computer services, in the amount of about NIS 1 million.

Other income, net	20,598	3,044
The other income in 2019 stems from reimbursement of legal expenses stemming from the decision in the Tamar arbitration, in the amount of about NIS 14 million (for additional details see Note 5Q to the interim statements), income from the sale of gas, in the net amount of about NIS 5 million and gain on sale of a subsidiary, in the amount of about NIS 2 million (for additional details see Note 5F to the interim statements). In 2018, the other income represents income from the sale of gas, net, in the amount of about NIS 3 million.

Operating income	214,770	207,384

Financing expenses, net	72,063	73,102
Most of the decrease stems from higher interest income on deposits, in the amount of about NIS 5 million, mainly due to indemnification of the Company for lost interest income as part of the decision in the Tamar arbitration – for additional details see Note 5Q to the interim statements. In addition, there was a decrease deriving from linkage of the senior debt in Rotem to the CPI, in the amount of about NIS 4 million (including the results of the hedge in respect of linkage), and a decrease in the interest payments, in the amount of about NIS 2 million, mainly as a result of current repayments of the senior debt in Rotem.

On the other hand, there was an increase stemming from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 10 million, mainly as a result of revaluation of dollar deposits and financial derivatives.

Income before taxes on income	142,707	134,282

Taxes on income	39,267	36,141	The increase derives from higher income in the first nine months of 2019 compared with the corresponding period last year.

Income for the period	103,440	98,141

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2019 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2019	9/30/2018	Analysis

Sales	359,305	341,876	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (net of depreciation and amortization)	243,334	223,082	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	27,806	28,788

Gross profit	88,165	90,006

Administrative and general expenses	12,606	13,185
Most of the decrease derives from lower expenses for legal and professional services, in the amount of about NIS 2 million, and a decrease in contributions, in the amount of about NIS 1 million, which were paid in the third quarter of 2018 as opposed to in the second quarter of 2019.

The decrease was partly offset by an increase in business development expenses, in the amount of about NIS 2 million.

Other income, net	16,115	962
The other income in the third quarter of 2019 stems from reimbursement of legal expenses stemming from the decision in the Tamar arbitration, in the amount of about NIS 14 million (for additional details see Note 5Q to the interim statements), and income from the sale of gas, in the net amount of about NIS 2 million.

In the third quarter of 2018, the other income represents income from the sale of gas, net, in the amount of about NIS 1 million.

Operating income	91,674	77,783

Financing expenses, net	18,786	24,985
Most of the decrease stems from higher interest income on deposits, in the amount of about NIS 5 million, mainly due to indemnification of the Company for lost interest income as part of the decision in the Tamar arbitration – for additional details see Note 5Q to the interim statements. In addition, there was a decrease in the interest payments, in the amount of about NIS 1 million, mainly as a result of current repayments of the senior debt in Rotem.

Income before taxes on income	72,888	52,798

Taxes on income	21,207	13,574	The increase derives from higher income in the third quarter of 2019 compared with the corresponding quarter last year.

Income for the period	51,681	39,224

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018

Sales	1,017,919	992,677	359,305	341,876
Cost of sales (less depreciation and
amortization)	(697,566)	(669,335)	(243,334)	(223,082)
Administrative and general expenses (less
depreciation and amortization)	(42,258)	(36,482)	(11,689)	(12,895)
Other income	20,598	3,044	16,115	962
EBITDA	298,693	289,904	120,397	106,861
Less non‑recurring income[9]	(14,237)	(11,661)	(14,237)	(11,661)
EBITDA less non‑recurring income	284,456	278,243	106,160	95,200

9 The non‑recurring income in the nine‑month and three‑month periods ended September 30, 2019 and 2018 constitutes reimbursement of legal expenses as part of the decision in the Tamar arbitration (for additional details – see Note 5Q to the interim statements) and reimbursements for Israel Electric Company (for additional details – see Note 25C to the Periodic Report), respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem Power Plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018

Sales to private customers	2,982	2,915	991	942
Sales to the System Administrator	54	70	6	23
Total sales	3,036	2,985	997	965

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018

Generation of electricity	2,829	2,808	897	878
Purchase of electricity from the System
Administrator	207	177	100	87
Total generation of electricity and purchases
from the System Administrator	3,036	2,985	997	965

	For the Nine Months Ended September 30
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	98.0%	2,766	98.0%	2,746
Hadera	94.4%	63	97.0%	62

	For the Three Months Ended September 30
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	94.8%	876	93.0%	858
Hadera	99.0%	21	99.0%	20

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018
	In Thousands of Tons

Generation of steam	574	555	186	182

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018

Revenues from sale of energy generated to
private customers (1)	702,589	672,003	239,356	224,605
Revenues from sale of energy purchased to
private customers (2)	56,122	46,998	31,210	24,723
Revenues from private customers in respect of
infrastructures services (3)	207,285	222,876	73,250	75,791
Revenues from sale of energy to the System
Administrator (4)	6,300	8,095	678	2,756
Revenues from sale of steam (5)	45,623	42,705	14,811	14,001
Total revenues	1,017,919	992,677	359,305	341,876

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2019, as published by the Electricity Authority, is NIS 0.2909 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2018, the weighted‑average of the generation component tariff was NIS 0.2816 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

For the nine‑month periods ended September 30, 2019 and 2018:

(1)	Most of the increase stems from an increase in the generation component tariff, in the amount of about NIS 24 million, and higher consumption by the customers, in the amount of about NIS 7 million.

(2)
Most of the increase stems from an increase stems from higher consumption by the customers, in the amount of about NIS 7 million, and an increase in the generation tariff, in the amount of about NIS 2 million.

(3)
Most of the decrease stems from a decline in the infrastructure tariffs in 2019, in the amount of about NIS 21 million, which was partly offset by an increase of about NIS 6 million as a result of higher sales of energy generated.

(4)	Most of the decrease stems from a decrease in the sales of energy to the System Administrator, in the amount of about NIS 2 million.

(5)
Most of the increase stems from an increase in the quantity of the customer consumption, in the amount of about NIS 2 million, along with an increase in the steam price, in the amount of about NIS 1 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the three‑month periods ended September 30, 2019 and 2018:

(1)
Most of the increase stems from an increase in the generation component tariff, in the amount of about NIS 8 million, along with an increase in the total consumption by the customers, in the amount of about NIS 7 million.

(2)	Most of the increase stems from an increase in consumption by the customers, in the amount of about NIS 5 million, and an increase in the generation tariff, in the amount of about NIS 1 million.

(3)
Most of the decrease stems from a decrease in the infrastructure tariffs in 2019, in the amount of about NIS 6 million, which was partly offset by an increase of about NIS 4 million as a result of higher sales of energy.

(4)	Most of the decrease stems from a decrease in the sale of energy sold to the System Administrator, in the amount of about NIS 1 million.

(5)	Most of the increase stems from an increase in the quantity of the steam consumption along with an increase in the steam price.

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018

Gas and diesel fuel (1)	367,827	343,992	117,078	105,744
Expenses to IEC for infrastructure services
and purchase of electricity (2)	263,407	268,683	104,460	99,323
Gas transmission costs (3)	23,963	20,543	7,961	6,827
Operating expenses (4)	42,369	36,117	13,835	11,188
Total cost of sales (net of depreciation and
amortization)	697,566	669,335	243,334	223,082

	For the		For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2019	2018	2019	2018

Gas consumption (MMBTU)	20,709,657	20,464,779	6,639,767	6,523,658
Average gas price (in dollars)	4.808	4.705	4.853	4.702

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the nine‑month periods ended September 30, 2019 and 2018:

(1)
Most of the increase stems from an increase in the price of gas, in the amount of about NIS 9 million, mainly as a result of an increase in the generation component, a reimbursement from Israel Electric Company in 2018 for diesel oil costs relating to prior years, in the amount of about NIS 8 million, and an increase in the quantities of gas and diesel oil consumed (as a result of an increase in total amount generated), in the amount of about NIS 7 million.

(2)
Most of the decrease stems from a decrease in the infrastructure tariffs in 2019, in the amount of about NIS 21 million. This decrease was partly offset by an increase of about NIS 6 million as a result of higher sales of energy generated and an increase in the total purchases of electricity from Israel Electric Company for private customers, in the amount of about NIS 10 million.

(3)	Most of the increase is the result of a higher fixed payment to Israel Natural Gas Lines due to expansion of the connection of the new PRMS facility in Hadera.

(4)
Most of the increase stems from preparations and recruitment of personnel in contemplation of commercial operation of Hadera Power Plant, in the amount of about NIS 3 million, and from a refund that was received from Israel Electric Company in 2018 with respect to an insurance premium relating prior years, in the amount of about NIS 3 million.

For the three‑month periods ended September 30, 2019 and 2018:

(1)
Most of the increase stems from an increase in the price of gas, in the amount of about NIS 3 million, mainly due to an increase in the generation component, and a reimbursement from Israel Electric Company in the third quarter of 2018 for diesel oil costs relating to prior years, in the amount of about NIS 8 million.

(2)
Most of the increase stems from an increase in the total purchases of electricity from Israel Electric Company for private customers, in the amount of about NIS 7 million, and higher energy sales, in the amount of about NIS 4 million. On the other hand, there was a decrease in the expenses for infrastructure services, in the amount of about NIS 6 million, due to a decrease in the infrastructure tariffs in 2019.

(3)	Most of the increase is the result of a higher fixed payment to Israel Natural Gas Lines due to expansion of the connection of the new PRMS facility in Hadera.

(4)
Most of the increase stems from a refund, in the amount of about NIS 3 million, which was received from Israel Electric Company in the third quarter of 2018, with respect to an insurance premium relating prior years.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Nine Months Ended
Category	9/30/2019	9/30/2018	Analysis

Cash flows provided by operating activities	411,655	307,259
Most of the increase stems from an increase in the working capital, in the amount of about NIS 75 million (mainly as a result of higher collections and lower gas payments in 2019 due to timing differences) and an increase in current operating activities, in the amount of about NIS 30 million.

Cash flows used in investing activities	(219,378)	(264,804)
Most of the decrease derives from higher investments in Hadera, in the amount of about NIS 95 million, in 2018, and release of restricted cash due to the decision in the Tamar arbitration, in the amount of about NIS 81 million (including interest).

The decrease was partly offset by an increase in deposits in restricted cash, in the net amount of about NIS 75 million, mainly due to update of a debt service fund and an owners’ guarantee reserve in Rotem, and provision of collateral for index transactions, an increase in short‑term deposits, in the amount of about NIS 44 million, and higher purchases of diesel oil in Rotem, in the amount of about NIS 11 million, owing to a higher use of diesel oil during the period, in accordance with the directive of the System Administrator.

Cash flows provided by (used in) financing activities	105,604	(83,209)
Most of the increase stems from the proceeds from issuance of the Company’s shares, in the amount of about NIS 272 million. In addition, in 2018 repayment of the senior debt in Rotem (including interest) was about NIS 19 million higher, and repayment of the Company’s debentures (Series A) (including interest) was about NIS 14 million higher, the debt of Zomet was repaid, in the amount of about NIS 17 million, and a higher dividend was distributed to the holders of the non‑controlling interests, in the amount of about NIS 11 million.

On the other hand, in 2019, no withdrawals were made from the financing agreement framework for the Hadera project, compared with withdrawals of about NIS 102 million in the corresponding period last year. In addition, during the period the Company distributed a dividend to the Company’s shareholders, in the amount of about NIS 36 million, and payments were made in respect of CPI transactions, in the amount of about NIS 6 million (for additional details – see Note 5O to the interim statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	9/30/2019	9/30/2018	Analysis

Cash flows provided by operating activities	146,533	74,547
Most of the increase stems from an increase in the working capital, in the amount of about NIS 53 million (mainly due to higher collections in 2019 as a result of timing differences) and an increase in current operating activities, in the amount of about NIS 19 million.

Cash flows used in investing activities	(6,824)	(126,341)
Most of the decrease derives from release of restricted cash, in the amount of about NIS 81 million (including interest), due to the decision in the Tamar arbitration and a decrease in short‑term deposits, in the net amount of about NIS 50 million. In addition, there was a decrease in investments in property, plant and equipment in Hadera, in the amount of about NIS 15 million.

The decrease was partly offset by deposits in restricted cash, in the net amount of about NIS 27 million, mainly due to update of a debt service fund and provision of collateral in respect of CPI transactions.

Cash flows provided by financing activities	109,155	34,207
Most of the increase stems from the proceeds from issuance of the Company’s shares, in the amount of about NIS 153 million, in the third quarter of 2019. In addition, in the third quarter of 2018, a dividend was distributed to the holders of the non‑controlling interests, in the amount of about NIS 8 million.

On the other hand, during the third quarter of 2019, no withdrawals were made from the financing agreement framework for the Hadera project, compared with withdrawals of about NIS 80 million in the corresponding quarter last year. In addition, during the third quarter of 2019, the Company made payments in respect of CPI transactions, in the amount of about NIS 6 million (for additional details – see Note 5O to the interim statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at September 30, 2019 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest	1,224,015	666,204	290,124	–	1,252	2,181,595
Cash and cash equivalents
and short-term deposits	336,228	20,455	512,931	2,573	1,506	873,693
Restricted cash (including
debt service reserves)	132,872	6,134	105,604	5,106	–	249,716

Debt service reserves (out
of the restricted cash)	79,773	–	54,064	–	–	133,837

–	During the period of the report, Rotem repaid about NIS 43 million of its loans (the amount relates to principal only).

–	During the period of the report, the Company paid the amount of about NIS 7 million of the debentures (Series A) (the amount relates to principal only).

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2018 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest	1,260,490	644,253	293,875	–	1,166	2,199,784
Cash and cash equivalents	97,077	44,975	286,314	632	1,105	430,103
Restricted cash (including
debt service reserves)	172,546	6,459	89,535	–	–	268,540

Debt service reserves (out
of the restricted cash)	90,499	–	46,488	–	–	136,987

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at September 30, 2018 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest	1,282,998	620,677	308,391	–	1,138	2,213,204
Cash and cash equivalents	140,906	97,707	327,728	267	1,100	567,708
Restricted cash (including
debt service reserves)	174,198	5,671	81,665	5	–	261,539

Debt service reserves (out
of the restricted cash)	94,984	–	42,667	–	–	137,651

OPC Energy Ltd.
Report of the Board of Directors

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A “Update of the Company’s Business” and Notes 5 and 6 to the interim financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the report the following contributions were approved:

–
The amount of NIS 1,000 thousand to “Password for Every Student”. “Password for Every Student” receives contributions also from parties related to indirect interested parties in the Company (for details – see Sections 2.3.1 and 7.3 to the Description of the Company’s Business in the Periodic Report for 2018). The Company’s CFO is a representative of the project’s Steering Committee without compensation.

–	The amount of NIS 150 thousand – to the “Nirim” Society.

–	The amount of NIS 150 thousand – to the “Rakhashay Lev” Society.

–	The amount of NIS 150 thousand – to the “Technoda Hadera Givat Olga” Society.

–	The amount of NIS 200 thousand – to the Society for Advancement of the Dimona Sport Club and Advancement of the Youth.

–	The amount of NIS 50 thousand – to the “Running to Give” Society. For the sake of good order, it is noted that a relative of the Company’s CEO serves as the Society’s CEO without remuneration.

Avisar Paz	Giora Almogy
Chairman of the Board of Directors	CEO

Date: October 24, 2019